January 2, 2026

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Dorrie Yale and Pam Howell

Re:	JFB Construction Holdings
Acceleration Request for Registration Statement on Form S-1, as amended
File No. 333-290857

Requested Date: January 6, 2026

Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Yale and Howell,

JFB Construction Holdings (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-290857), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 4:00 p.m. Eastern Time on January 6, 2026, or as soon thereafter as possible.

Please contact our counsel, Scott Linsky of Lucosky Brookman LLP at (732) 395-4408 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Linsky by telephone when this request for acceleration has been granted.

Sincerely,

JFB Construction Holdings

By:	/s/ Joseph F. Basile, III
Name:	Joseph F. Basile, III
Title:	Chief Executive Officer and Chairman